Lia Der Marderosian

+1 617 526 6982 (t)
January 13, 2015	+1 617 526 5000 (f)
lia.dermarderosian@wilmerhale.com

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Mail Stop 6010

Washington, DC 20549-6010

Attention:  Jeffrey P. Riedler

Re:	Bellerophon Therapeutics LLC
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted November 21, 2014
CIK No. 0001600132

Ladies and Gentlemen:

On behalf of Bellerophon Therapeutics LLC (the “Company”), submitted herewith is a Registration Statement on Form S-1 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of common stock of the Company.

The Registration Statement is being filed in part to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated December 17, 2014 (the “Comment Letter”), relating to the above referenced Amendment No. 2 to Draft Registration Statement on Form S-1.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Comment Letter. On behalf of the Company, we advise you as follows:

Prospectus Summary

Company Overview

INOpulse

INOpulse for PAH, page 3

1.              Please describe the meaning and significance of the term “statistical significance” at its first use in this section.  In addition, please describe the meaning and significance of p-values the first time you provide such information in your Business section and how p-values relate to statistical significance.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 92 and 100 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Stock-Based Compensation, page 84

2.              We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Response:                                        The Company acknowledges that the Staff may have additional comments on its accounting for equity issuances, including stock compensation and beneficial conversion features, once the Company has disclosed an estimated offering price range.  Once the Company discloses an estimated offering price range, the Company will provide an analysis of the significant quantitative and qualitative factors contributing to the difference between its recent valuations and the estimated offering price range.

If you have any further questions or comments, or if you require additional information, please contact the undersigned by telephone at (617) 526-6982 or electronically at lia.dermarderosian@wilmerhale.com.  Thank you for your assistance.

Very truly yours,

/s/ Lia Der Marderosian

Lia Der Marderosian

cc:                    Jonathan M. Peacock